SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

SECOND INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay a second interim dividend in respect of the financial year 2004 of € 1.04 per ordinary share.

The dividend of € 1.04 will be payable as from March 15, 2005. The shares will be traded ex-dividend in Amsterdam as of February 4, 2005.

The Supervisory Board and the Board of Management have further decided to propose to the General Meeting of Shareholders to be held on June 28, 2005, that it be resolved that the first interim dividend of € 0.75 already made payable and the second interim dividend of € 1.04 per ordinary share will together constitute the total dividend for 2004.

The applicable rate of Netherlands withholding tax is 25% unless reduced under applicable tax conventions.

The Hague, February 3, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 3 February 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)